December 9, 2014
VIA EDGAR AND FEDERAL EXPRESS
Mr. Eric McPhee
Staff Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street NE
Mail Stop 4561
Washington, D.C. 20549
Re:    IMH Financial Corporation
Form 10-K for the Fiscal Year Ended December 31, 2013
Filed March 28, 2014
File No. 000-52611 _ _________________
Dear Mr. McPhee:
IMH Financial Corporation (the “Company”) hereby responds to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in its letter dated November 24, 2014 (the “Comment Letter”). For the convenience of the Staff, the comment from the Comment Letter is restated in italics prior to the Company’s response to such comment.
Form 10-Q for the quarterly period ended September 30, 2014
Note 5 - Guarantee on Senior Secured Indebtedness, page F-19

1.
Please explain to us the nature of the defaults and the actions being taken by the borrower to address such violations. Also, tell us how you considered the significant decline in occupancy level of the properties that collateralizes the debt in determining whether a liability is probable and reasonably estimable under the guarantee. Additionally, in your response, please tell us when the above collateral was last evaluated for impairment, and tell us the result of such evaluation.

Response:

The Company’s understanding of the nature of these defaults is based on a letter from the senior lender to the borrower, dated October 14, 2014, on which the Company was copied, alleging that the borrower was in default under its loan to the senior lender due to borrower’s failure to (1) maintain the properties which secure such loan in good working order and repair, (2) from time to time make, or cause to be made, all reasonably necessary repairs,

7001 Scottsdale Road, Suite 2050 Scottsdale, Arizona 85253 • T. 480-840-8400 • F. 480-840-8401 • imhfc.com IMH Holdings, LLC • BK 0920166

Mr. Eric McPhee, December 9, 2014 - Page 2

renewals, replacements, betterments and improvements thereto, and (3) give prompt notice to the senior lender of damage to such properties and to diligently commence restoration thereof. While the Company has never received a copy of borrower’s response to this letter, the Company has been advised that the borrower has listed each of the properties for sale.

For each quarter in which our “bad boy” guarantee has been in place, the Company has performed various procedures to determine whether a loss under the guarantee was probable and reasonably estimable. For the quarter ended September 30, 2014, the Company performed the following procedures:

1.
The Company performed a site visit at each of the properties underlying the guarantee to independently assess the physical condition of the properties (which are managed by an independent third party property management company).

2.
The Company requested reports from the borrower regarding the operating performance of the properties for the nine months ended September 30, 2014. The Company’s asset management staff analyzed the reported financial performance of the properties and using capitalization rates obtained from reliable independent market participants, calculated an estimated fair market value for the underlying collateral of the loan based on the annualized net operating income of each of the individual properties. Despite the reduced occupancy levels of the properties and certain deferred maintenance issues identified by the Company, the results of our high-level analysis indicated an aggregate estimated fair market value of the collateral well in excess of outstanding loan balance.

3.
In addition to conducting our own internal analysis, the Company obtained a broker’s opinion of value in July 2014 for each property from an independent broker familiar with each of the properties which indicated values well in excess of the outstanding loan balance (and, with respect to certain of the properties, even higher than those resulting from our internal analysis referenced above.)

4.
The Company further assessed the probability and extent of exposure under the guarantee by reviewing a summary of bids received by the borrower based on recent sales efforts of such properties conducted on behalf of the borrower by certain national brokerage firms. The bid summary was received by the Company from a party related to the borrower on or around October 7, 2014, and referenced several letters of intent (LOIs) received from prospective purchasers of some or all of the properties. While the Company did not independently verify the individual LOIs, the indications of value from the bid summary reflected amounts generally consistent with the Company’s internal analysis.

Based on the results of our procedures performed and the information available to us prior to issuance of our financial statements, the Company concluded that the collective value of the underlying collateral of the senior loan was sufficient to satisfy the senior loan obligation in full. Moreover, we concluded that it was not probable that a liability had been incurred by the Company under its limited guarantee as of the issuance date of the financial statements. Accordingly, the Company did not record any liability under the limited guarantee for the period ended September 30, 2014. As disclosed in its September 30, 2014 10-Q filing, the Company is continuing to monitor this situation in order to protect its position.

* * *

Mr. Eric McPhee, December 9, 2014 - Page 3

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert the Staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
The Company appreciates the Staff’s comments and requests that the Staff contact the undersigned via telephone at 480-840-8321, or via facsimile at 480-840-8401, or via e-mail at SDarak@IMHFC.com with any questions or comments regarding this letter.
Thank you.

Sincerely,

/s/ Steven T. Darak
Steven T. Darak
Chief Financial Officer

cc:    Jorge L. Bonilla
Lawrence D. Bain
Howard M. Groedel